Exhibit 1.01

Conflict Minerals Report
This is the Conflict Minerals Report ("CMR") of Nordstrom, Inc. ("Nordstrom" or "the Company") for calendar year 2017 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"). Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain gold, columbite-tantalite (tantalum), cassiterite (tin) or wolframite (tungsten) (collectively, "3TG" or "Conflict Minerals").
For the January 1, 2017 to December 31, 2017, reporting period, Nordstrom surveyed 300 suppliers of its private label business line, Nordstrom Product Group ("NPG"). NPG products within the scope of this report have been categorized as: apparel, footwear, jewelry and accessories. This CMR relates to the process undertaken by Nordstrom to determine the source of 3TG potentially contained in products deemed to be manufactured or contracted to manufacture by NPG.
Introduction
Nordstrom, Inc. is a leading fashion retailer based in the U.S. Founded in 1901 as a shoe store in Seattle, today Nordstrom operates 373 stores in 40 states, including 122 full-line stores in the United States, Canada and Puerto Rico; 239 Nordstrom Racks stores; two Jeffrey boutiques; two clearance stores; seven Trunk Club clubhouses; and its Nordstrom Local service concept. Additionally, customers are served online through Nordstrom.com, Nordstromrack.com, HauteLook, and TrunkClub.com. Nordstrom, Inc.'s common stock is publicly traded on the NYSE under the symbol JWN.
Nordstrom looks to work with vendors that share its commitment to quality products and see ethical business practices as an important factor in their business approach. Consistent with this commitment, Nordstrom has adopted a Conflict Minerals Policy, which is set forth in its entirety in Part II, section B, below. In accordance with and since the inception of this policy, Nordstrom has conducted both a "reasonable country of origin inquiry" ("RCOI") and subsequent due diligence of its direct NPG suppliers ("Tier 1 Suppliers"). Through the Company's RCOI and due diligence processes, this year Nordstrom concluded that NPG contracted to manufacture a small number of products that contain 3TG necessary to a product's functionality or production.
Part I. Nordstrom's Conflict Minerals Program

A.	Summary of Findings
Throughout the reporting period ("RY") 2017, Nordstrom continued to deploy its efforts to determine the sourcing mines or location of origin for 3TG contained in its NPG products with the greatest possible specificity.
The Company's due diligence efforts indicate that for RY 2017, 97% of NPG's suppliers produced products that do not contain 3TG deemed necessary to the functionality or production of the product. Approximately 99% of NPG's suppliers were determined to either produce products for NPG that originated from smelters or refiners certified as conflict-free or are not known to use metal processors that source from the DRC or its adjoining countries: Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, the "Covered Countries"). Nordstrom was unable to determine the source of origination for the 3TG contained in the products produced by the remaining approximate 1%, or four, NPG suppliers. All but one of the smelters or refiners ("SORs") were identified as low risk as defined by the Organization for Economic Cooperation and Development's ("OECD") and determined to be certified as Conflict Free Smelter Program ("CFSP")-compliant. Nordstrom neither has sufficient information nor a reasonable belief that the products provided by NPG's suppliers contain 3TG sourced from mines or smelters directly or indirectly funding conflict in the Covered Countries.
Consistent with the objectives of Nordstrom's Conflict Minerals Program, the Company continued to strengthen its due diligence efforts during the RY 2017 and mitigate any risk that its Conflict Minerals sourcing practices could directly or indirectly fund conflict in the Covered Countries, including:

•	continuously assessing internal conflict minerals rule compliance processes in order to maintain a high Conflict Minerals survey response rate;

	RY 2015	RY 2016	RY 2017
Nordstrom's Conflict Minerals Survey Response Rate	100%	100%	100%

•	engaging NPG direct suppliers that manufacture products containing 3TG from undetermined sources to establish alternate sources of 3TG; and

	RY 2015	RY 2016	RY 2017
NPG direct suppliers providing products that contain 3TG from an undetermined source	2%	1%	1%

•	reevaluating our relationships with any NPG suppliers that were unable to identify SORs of products containing 3TG.

	RY 2015	RY 2016	RY 2017
NPG supplier relationships in the process of reevaluation based on insufficient SOR information provided during reporting year	7	5	1

B.	Continuous Improvement
In RY 2017, NPG intends to continue to monitor its internal Conflict Minerals Rule compliance program with the objective of again receiving Conflict Minerals Survey responses from 100% of its suppliers. The Company will engage suppliers to source from SORs that are known to be conflict free and reevaluate our relationships with those suppliers that do not make reasonable efforts to identify SOR of products containing 3TG. NPG strives to ultimately eliminate the possibility of its suppliers indirectly or directly providing revenue to militia groups in the Covered Countries.
Part II. Due Diligence and Risk Mitigation
Nordstrom's due diligence process is designed to conform with the nationally and internationally recognized due diligence framework recognized by the U.S. Securities and Exchange Commission ("SEC"): OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements ("OECD Guidance"). Nordstrom's Conflict Minerals management system encompasses a range of processes and activities that conform to SEC Rule 13p-1 and the OECD Guidance. Some of these processes and activities consist of steps that precede or are subsequent to our due diligence framework. Steps that precede our due diligence framework include identifying those products, materials, components and suppliers to which the due diligence framework is applied. Given that Nordstrom is a downstream company, which refers to entities in the supply chain between the SOR and the consumer (e.g., metal traders, exchanges, product manufacturers and retailers), our due diligence practices are tailored accordingly.

A.	Design of Due Diligence Framework
Nordstrom's due diligence framework includes the following key elements:

•	Establish Strong Company Management Systems

•	Identify and Assess Risks in the Supply Chain

•	Design and Implement a Strategy to Respond to Identified Risks

•	Report Annually on Supply Chain Due Diligence

B.	Due Diligence Measures Performed

1.	Establish Strong Company Management Systems
Nordstrom's management system is a framework of policies, procedures, processes and organizational structure that enable the Company to complete all tasks necessary to achieve its objectives. Our system incorporates the following steps:

a.	Adoption and review of our Conflict Minerals Policy

To help ensure consistent and clear communication of our commitment to responsible Conflict Minerals sourcing, Nordstrom has adopted and regularly reviews a Conflict Minerals policy, which is publicly available at nordstrom.com/partnershipguidelines and provides:
Nordstrom, Inc. ("Nordstrom") is working to ensure that metals and other minerals contained in our Nordstrom private label products are obtained, produced and used in an environmentally and socially responsible manner. In particular, by partnering with our agents and direct suppliers, we will strive to source in ways that do not contribute to human rights abuses.
Under the "conflict minerals" provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, many publicly traded companies, including Nordstrom, are required to better understand how they use four metals: gold, columbite-tantalite (tantalum), cassiterite (tin) and wolframite (tungsten) (collectively, the "Conflict Minerals") and whether those Conflict Minerals originated in the Democratic Republic of Congo ("DRC") or adjoining countries (collectively, the "Covered Countries"). The intent of this regulation is to end the violent conflict in a region that has been financed, in part, by the exploitation and trade of Conflict Minerals originating in the Covered Countries.
We intend to conduct an annual good faith inquiry into the origin of Conflict Minerals that are necessary to the functionality or production of our Nordstrom private label products. This includes requesting certain information from our Nordstrom private label agents and direct suppliers and reporting on these inquiries and due diligence to the U.S. Securities and Exchange Commission ("SEC"). As these inquiries will be reasonably designed to determine whether any such minerals originated in the Covered Countries or are from recycled or scrap sources, we expect our agents and suppliers to participate fully, including by providing complete and timely responses to surveys and other inquiries.
In the event Nordstrom has a reason to believe that Conflict Minerals may have originated in the Covered Countries, Nordstrom will perform due diligence on its supply chain in a manner consistent with the guidance issued by the Organization for Economic Cooperation and Development ("OECD").
All reports we file with the SEC in compliance with the Conflict Minerals law requirements will be available to the public through our website.
Nordstrom partners with companies who share our commitment to making a positive difference. In furtherance of that commitment, we expect all agents and suppliers of our Nordstrom private label products to comply with this Policy.

b.	Internal support for NPG supply chain due diligence
Nordstrom's internal support for Conflict Minerals supply chain due diligence is led by NPG, with support from the Corporate Legal Department. The Company's focus is on fostering continued transparency within NPG's supply chain and facilitating compliance with policies and expectations to both internal and external parties.

c.	Controls and transparency over the NPG supply chain
To further support communication of policies and expectations, NPG again engaged a third-party consultant to supplement internal management processes and external communications of the Company's policies and expectations. This third-party consultant reviewed the NPG Supplier Conflict Minerals Survey responses. This process was used to re-engage with certain Tier 1 Suppliers in our supply chains and validate the information collected from those suppliers' on products that may contain 3TG, including tracking information on smelters and refiners and flagging risks based on supplier SOR sourcing practices.

d.	Mechanisms for reporting Conflict Minerals Policy violations
In the Company's internal and external training communications, parties are informed that concerns or reports of possible violations of Nordstrom's Conflict Minerals Policy can be reported confidentially by:

•	Visiting ethicspoint.com

•	Raising concerns through the Nordstrom Supplier website

•	Calling Nordstrom's anonymous anticorruption and fraud hotline
In addition, suppliers and other parties are encouraged to contact the Company directly if they seek guidance on the application of this approach or if they wish to report suspected violations.

1.	Identify and Assess Risks in the Supply Chain
The steps outlined below, recommended by the OECD, were applied by NPG to support the identification and assessment of Conflict Minerals risks in its supply chain.

a.	Identify the SORs in the supply chain
As an initial step to identifying SORs, Nordstrom reviewed its supply chain for products applicable to Rule 13p-1 and determined that NPG "contracts to manufacture," as defined in Section 1, Item 1.01 (d)(3) of Form SD, products that may contain 3TG, including, footwear, apparel, jewelry and accessories. As these materials might be necessary to the functionality of a product, the Company traced the origin of these metals in support of its commitment to sourcing in socially responsible ways that do not contribute to human rights abuses in the Covered Countries. Nordstrom's RCOI process included a combination of measures to determine whether applicable 3TG in NPG products originated from Covered Countries.

1)	Identifying Products in Scope
Nordstrom conducted a risk assessment of NPG product categories, including footwear, apparel, jewelry and accessories. All Tier 1 Suppliers of products received by NPG between January 1, 2017 and December 31, 2017 were identified. Next, these suppliers were surveyed in an effort to determine whether products provided to NPG contained 3TG, and, if so, the country of origin for those products.

2)	Supplier Engagement
To perform the supplier engagement necessary as part of the RCOI, NPG required its suppliers to complete an online questionnaire based on the template developed by the Electronic Industry Citizenship Coalition® ("EICC") and The Global e-Sustainability Initiative ("GeSI") template ("NPG Supplier Conflict Minerals Survey"). Responses were collected through this NPG Supplier Conflict Minerals Survey. Nordstrom engaged a third-party consultant to assist with processing the NPG Supplier Conflict Minerals Surveys.
The Company's RCOI efforts resulted in responses from 100% of NPG's Tier 1 Suppliers. A very small number of these responses indicated that 3TG was necessary to the functionality or production of products supplied to NPG. Once the Company's RCOI process was complete, the Company, in partnership with its third-party vendor, designed and implemented a vendor due diligence process.

b.
Engage with SORs to obtain mine of origin and transit routes and assess whether SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas

To support efforts to engage with SORs to obtain mine of origin and transit routes, Nordstrom engaged its third-party consultant to verify that any known SORs were matched against available lists of processors that have been certified by internationally recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative's Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. Suppliers and products associated with certified SORs were recognized as meeting the OECD Guidance due diligence standards and responsibly sourcing their materials. They were subsequently categorized as conflict free.
If the SOR was not certified by an internationally-recognized scheme, the SOR was contacted in an attempt to gain more information about their sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. The relevant information requested included whether the SOR had a documented, effective and communicated conflict-free policy, an accounting system to support the tracking of materials processed, and traceability documentation.

3.	Design and Implement a Strategy to Respond to Identified Risks
Utilizing the OECD's Red Flag criteria (i.e., Level 2 or 3 Country sourcing or sourcing from unknown reserves), NPG reviewed its supply chain to identify any high risk SORs. While Nordstrom ultimately identified one high risk SORs, the Company developed and implemented the following measures to address any potential future high risk SORs:

a.	Report findings to senior management
Senior management is briefed regularly on material high risk SORs and not less than annually on the Company's conflict minerals rule compliance.

b.	Devise and adopt a risk management plan
Nordstrom's Conflict Minerals risk management plan includes processes for internal and external training and communications on its Conflict Minerals Rule compliance policy and practices, transparency throughout the NPG supplier on boarding and review process, regularly reporting to senior management on the key risks associated with Conflict Minerals rule compliance and routine monitoring and reviewing of the effectiveness of Nordstrom's existing processes.
For five consecutive years, Nordstrom has been successful in obtaining a 100% survey response rate from its Tier 1 suppliers but was unable to complete the chain-of-custody back to the level of the SOR for a very small number of these suppliers.

c.	Implement the risk management plan, monitor and track risk mitigation, report to senior management and evaluate supplier relationship
Nordstrom's Conflict Minerals risk management plan supports new and existing suppliers of product entering NPG's supply chain. At the time of the filing of this CMR, only one high-risk SOR had been identified within the NPG supply chain.

4.	Report Annually on Supply Chain Due Diligence
The Form SD and CMR contained herein and publicly available at investor.nordstrom.com in the SEC Filings section meet the OECD recommendation to report annually on supply chain due diligence.
Part III. Determination
Applying the due diligence process outlined in the report, above, including information provided by NPG's suppliers, Nordstrom believes that for the reporting period January 1, 2017 to December 31, 2017, NPG products might have been processed by the smelters and refiners listed in Annex I located in the countries of origin listed in Annex II below.
Based on the information provided through NPG's Conflict Minerals compliance program, four of NPG's in-scope suppliers do not have sufficient information to conclusively determine the countries of origin for all their products containing 3TG manufactured or contracted to manufacture by NPG. These suppliers did not provide the Company with information sufficient to determine the SOR of products containing 3TG. Of the SORs that were identified, however, all except one were OECD country risk level one SORs and certified as CFSP-compliant. Nordstrom neither has adequate information nor a reasonable belief that the products provided by NPG's suppliers contain 3TG sourced from mines or smelters directly or indirectly funding conflict in the Covered Countries.

ANNEX I

Metal	Smelter Name	Metal	Smelter Name
Gold	Advanced Chemical Company	Tin	Minsur
Gold	Aida Chemical Industries Co., Ltd.	Gold	Mitsubishi Materials Corporation
Gold	Allgemeine Gold-und Silberscheideanstalt A.G	Gold	Mitsui Mining and Smelting Co., Ltd.
Tin	Alpha	Gold	Nadir Metal Rafineri San. Ve Tic. A.S.
Gold	AngloGold Ashanti Corrego do Sitio Mineracao	Gold	Nihon Material Co., Ltd.
Gold	Argor-Heraeus S.A.	Gold	Ohura Precious Metal Industry Co., Ltd.
Gold	Asahi Pretec Corp.	Tin	Operaciones Metalurgical S.A.
Gold	Asahi Refining Canada Ltd.	Gold	PAMP S.A.
Gold	Asahi Refining USA Inc.	Gold	Penglai Penggang Gold Industry Co., Ltd.
Gold	Asaka Riken Co., Ltd.	Tin	PT Artha Cipta Langgeng
Gold	Aurubis AG	Tin	PT ATD Makmur Mandiri Jaya
Gold	Bangko Sentral ng Pilipinas (Central Bk of the Philippines)	Tin	PT Bangka Tin Industry
Gold	Boliden AB	Tin	PT Belitung Industri Sejahtera
Gold	CCR Refinery - Glencore Canada Corporation	Tin	PT Bukit Timah
Gold	Chimet S.p.A.	Tin	PT DS Jaya Abadi
Tin	China Tin Group Co., Ltd.	Tin	PT Eunindo Usaha Mandiri
Tin	CV United Smelting	Tin	PT Inti Stania Prima
Gold	Dowa	Tin	PT Mitra Stania Prima
Gold	Elemetal Refining, LLC	Tin	PT Panca Mega Persada
Tin	EM Vinto	Tin	PT Refined Bangka Tin
Tin	Fenix Metals	Tin	PT Sariwiguna Binasentosa
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Tin	PT Stanindo Inti Perkasa
Tin	Gejiu Zili Mining and Metallurgy Co., Ltd.	Tin	PT Timah (Persero) Tbk Kundur
Tin	Gold Refinery of Zijin Mining Group Co., Ltd.	Tin	PT Timah (Persero) Tbk Mentok
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd	Tin	PT Tinindo Inter Nusa
Gold	Guangdong Jinding Gold Limited	Gold	Republic Metals Corporation
Gold	Heimerle + Meule GmbH	Gold	Royal Canadian Mint
Gold	Heraeus Metals Hong Kong Ltd	Gold	Safimet S.p.A.
Gold	Heraeus Precious Metals GmbH & Co. KG	Gold	SEMPSA Joyería Platería S.A.
Gold	Ishifuku Metal Industry Co., Ltd.	Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.
Gold	Istanbul Gold Refinery	Gold	So Accurate Group, Inc.
Gold	Kennecott Utah Copper LLC	Gold	Sumitomo Metal Mining Co., Ltd.
Gold	LS-NIKKO Copper Inc.	Gold	Tanaka Kikinzoku Kogyo K.K.
Tin	Magnu's Minerais Metais e Ligas Ltda.	Tin	Thaisarco
Tin	Malaysia Smelting Corporation (MSC)	Gold	The Refinery of Shandong Gold Mining Co. Ltd
Gold	Matsuda Sangyo Co., Ltd.	Gold	Umicore Brasil Ltda.
Tin	Melt Metais e Ligas S.A.	Tin	Umicore S.A. Business Unit Precious Metals Refining
Tin	Metallo Belgium N.V.	Gold	United Precious Metal Refining, Inc.

Gold	Metalor Technologies (Hong Kong) Ltd.	Gold	Valcambi S.A.
Gold	Metalor Technologies (Singapore) Pte., Ltd.	Tin	White Solder Metalurgia e Mineração Ltda.
Gold	Metalor Technologies S.A.	Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.
Gold	Metalor USA Refining Corporation	Tin	Yunnan Tin Company Limited
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Tin	Mineracao Taboca S.A.

ANNEX II

3TG Countries of Origin
Angola	Guyana	Philippines
Argentina	Hong Kong	Poland
Armenia	Hungary	Portugal
Australia	India	Russia
Austria	Indonesia	Rwanda
Belgium	Ireland	Saudi Arabia
Bermuda	Israel	Sierra Leone
Bolivia	Italy	Singapore
Brazil	Ivory Coast	Slovakia
Burundi	Japan	South Africa
Cambodia	Kazakhstan	South Sudan
Canada	Kenya	Spain
Central African Republic	Korea, Republic of	Suriname
Chile	Kyrgyzstan	Sweden
China	Laos	Switzerland
Colombia	Luxembourg	Taiwan
Congo (Brazzaville)	Madagascar	Tajikistan
Czech Republic	Malaysia	Tanzania
Djibouti	Mexico	Thailand
DRC - Congo (Kinshasa)	Mongolia	Turkey
Ecuador	Morocco	Uganda
Egypt	Mozambique	United Arab Emirates
Estonia	Myanmar	United Kingdom
Ethiopia	Namibia	United States
Finland	Netherlands	Uzbekistan
France	Niger	Vietnam
Germany	Nigeria	Zambia
Guinea	Papua New Guinea	Zimbabwe
Guyana	Peru